OCWEN FINANCIAL CORPORATION

1675 Palm Beach Lakes Blvd.

West Palm Beach, FL 33401

(561) 682-8000

January 20, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ocwen Financial Corporation (the “Company”)

Registration Statement on Form S-3 (File No. 333-119698), as amended

Ladies and Gentlemen:

The undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 3:00 P.M. Eastern Standard Time on January 24, 2005 or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that as of the date hereof:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Paul A. Koches
Paul A. Koches General Counsel